FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation 2900, 330 - 5th Avenue S.W. Calgary, Alberta T2P 0L4

2.	Date of Material Change

July 14, 2004

3.	News Release

A press release dated July 14, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews (Canada and U.S. disclosure package) on July 14, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On July 14, 2004, TransGlobe Energy Corporation ("TransGlobe" or the "Company") announced another successful development well on Block S-1 in the Republic of Yemen.

The An Nagyah #8 well was drilled to a total depth of 1,209 meters and suspended as a potential oil well after flowing at a stabilised rate of 607 barrels of light (43 degree API) oil per day. The An Nagyah #8 well encountered the Upper Lam sandstones with a 13 meter oil bearing interval. A 10.5 meter reservoir interval in the oil bearing section was perforated between 1,019.5 and 1,030 meters.

The An Nagyah #8 well has defined the eastern limit of the An Nagyah structure. An Nagyah #8 is located 2.3 kilometers east of the An Nagyah #6 well which tested light sweet oil at 1,140 Bopd from a 29 meter perforated interval (April 28, 2004 announcement). The well is being equipped for early production via trucking. The drilling rig is currently moving to An Nagyah #9 which is located between the An Nagyah #4 and An Nagyah #6 wells.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

For further information, please contact Ross G. Clarkson, President & Chief Executive Officer, by telephone at (403) 264-9888 or by fax at (403) 264-9898.

9.	Date of Report

July 15, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SUCCESSFUL APPRAISAL WELL IN REPUBLIC OF YEMEN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Wednesday, July 14, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce another successful development well on Block S-1 in the Republic of Yemen.

BLOCK S-1, REPUBLIC OF YEMEN (25% WORKING INTEREST)

Successful Appraisal at An Nagyah #8:

The An Nagyah #8 well was drilled to a total depth of 1,209 meters and suspended as a potential oil well after flowing at a stabilised rate of 607 barrels of light (43 degree API) oil per day. The An Nagyah #8 well encountered the Upper Lam sandstones with a 13 meter oil bearing interval. A 10.5 meter reservoir interval in the oil bearing section was perforated between 1,019.5 and 1,030 meters.

The An Nagyah #8 well has defined the eastern limit of the An Nagyah structure. An Nagyah #8 is located 2.3 kilometers east of the An Nagyah #6 well which tested light sweet oil at 1,140 Bopd from a 29 meter perforated interval (April 28, 2004 announcement). The well is being equipped for early production via trucking. The drilling rig is currently moving to An Nagyah #9 which is located between the An Nagyah #4 and An Nagyah #6 wells.

An Nagyah Production Update:

The early production facilities at the An Nagyah field were installed during the first quarter and field production operations were initiated on March 30, 2004. The average production during June 2004 was 3,288 Bopd (821 Bopd to TransGlobe) with the addition of An Nagyah #7 in mid June. The An Nagyah #7 well was drilled to define the western limit of the An Nagyah structure (May 26, 2004 announcement) and has stabilized at approximately 360 Bopd since being placed on production. The oil production is currently being trucked 18 miles to the Jannah Hunt facility where it enters the Hunt pipeline system to the Red Sea.

The trucking operations will be phased out following the construction of a central production facility ("CPF") at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt export pipeline. The pipeline and facilities are expected to be operational by early 2005. The 10 inch pipeline is designed to allow an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly. The CPF is designed for an initial capacity of 10,000 Bopd (2,500 Bopd to TransGlobe), with expansion capabilities. Additional development wells in the An Nagyah pool are expected to be drilled in the third and fourth quarters of 2004 and into 2005.

Continued

TransGlobe is an international exploration and production company with its corporate office in Calgary, Alberta. In addition to its 25% interest in Block S-1, the Company holds a 33% working interest in Block 72 and a 13.81% working interest in Block 32 in the Republic of Yemen. Block 72 is a new exploration area for TransGlobe where exploration operations are expected to commence in 2005. The Tasour field in Block 32 was developed and placed on production in 2000 and is currently producing in excess of 20,000 Bopd (approximately 2,750 Bopd to TransGlobe), having produced in excess of 17 millions barrels to date. TransGlobe also has producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com